Kathryn Dawn Forbes, MD, MS, FAAP
CEO & Founder NASCEND, PBC
Louisville, Kentucky

Curriculum Vitae

Contact



Honors-Awards

- ◉ Forbes Next 1000 Entrepreneurs to Watch
- ◉ Health Care Heroes Innovator Award
- ◉ Top 10 Health Education Services Providers
- ◉ Canopy Top Social Impact Company

Summary

Dr Dawn Forbes is a nationally recognized expert in the care and improved outcomes of infants and families affected by maternal opioid use and substance use disorder. Board certified in neonatal-perinatal medicine and pediatrics she practiced for 15 years in a multi-NICU system, including Norton's Children's Hospital, in Louisville KY. Dr Forbes continues to provide opiate assisted treatment (OAT), education and counseling for pregnant and early parenting women with substance use disorder.

Dr. Forbes founded NASCEND, a Certified B Corp that provides tech-based clinical solutions and certification for healthcare systems and providers, to advance better outcomes for opioid exposed infants and their families through education, training, and innovative technology.

Professional Experience

01/2016 - Present	**Founder and CEO,** NASCEND, PBC Provides technology based clinical solutions and certification for healthcare systems and providers that transforms the quality of care and outcomes of opioid exposed infants.	Louisville, KY
03/2014 - Present	**Physician Consultant**, Behavioral Health Group Providing education, counseling and medication assisted treatment (MAT) for pregnant and newly parenting women with substance use disorder (SUD)	Louisville, KY
01/2015 - Present	**National Speaker,** Mead Johnson Providing education and resources for advancement in the care of infants and families affected by maternal SUD	Louisville, KY
2008 – 2023	**Neonatologist**, Norton Children's Neonatology	Louisville, KY
2019 - 2020	**Medical Director,** Frankfort Regional Medical Center	Frankfort, KY
2011 - 2018	**Founder,** HARPS: Helping At-Risk Pregnancies Succeed	Louisville, KY
2018	**Provider,** Centerstone Providing education, counseling and MAT for pregnant and newly parenting women with SUD	Louisville, KY
2016 - 2019	**Board Member,** ChooseWell Communities Non-profit which serves as a catalyst for piloting compassionate and socially innovative responses to the community's most pressing health-related challenges	Louisville, KY
2015 - 2019	**Medical Director,** Project Thrive/ChooseWell	Louisville, KY

Community collaborative to establish a housing first, integrative health care focused initiative for recovery.

Professional Experience (cont.)

2007 - 2008	**Hospitalist**, Department of Neonatology, Children's Hospital of Michigan	Detroit, MI
1991-1997	**Division Manager, Senior Assay Specialist & Senior Research Assistant**, Baxter Diagnostic Intl	Miami, FL

Education

1998 - 2002	**MD** St George's University School of Medicine	Grenada, WI
1995 - 1997	**MS, Biomedical Science** Barry University	Miami, FL
1988 - 1991	**BS, Chemistry, Minors Biology and Math** Pfeiffer University	Misenheimer, NC

Training

2005 - 2008	**Neonatal-Perinatal Fellowship** Department of Neonatology, Children's Hospital of Michigan University of Wayne State	Detroit, MI
2002 - 2005	**Pediatric Residency** Department of Pediatrics, Kosair Children's Hospital	Louisville, KY
2009 - Present	**General Pediatrics, Board Certified**	
2012 - Present	**Neonatal & Perinatal Medicine, Board Certified**	

Research

2019	**Principal Investigator, Pediatric Academic Societies (PAS) Abstract/Poster 2019: Casein Hydrolysate Feeding Decreases Days of Hospitalization and Morphine Use in Opiate Exposed Infants When Breastmilk is Not Available**
	Large retrospective study showing CH formula is comparable with BM in reducing LOS, need for pharmacological treatment, and GI symptoms in infants with neonatal opioid withdrawal and may represent an optimal alternative when BM is unavailable.
2016 - 2017	**The Effect of NICU Music Therapy on the Symptoms of Infants with Neonatal Abstinence Syndrome**
	Compare and determine the effects of comfort care versus music therapy on the symptoms of infants with neonatal abstinence syndrome (NAS). Published: Imagine Vol. 8(1), 2017, pp. 54-58

Research (cont.)

01/2011 - Present   **Principal Investigator, Neonatal Abstinence Syndrome (NAS) Database**

Creation of a database for patient population including maternal drug abuse, in-utero drug exposure and NAS. This database yields a better understanding of NAS including current practices and treatments, length of hospital stay and long-term developmental outcomes. Knowledge is used to improve treatment and long-term outcomes and to track outcomes as new protocols are implemented.

2011 - 2014   **Principal Investigator, Neonatal Abstinence Syndrome Management from Prenatal Counseling to Post-Discharge Follow-up: Results of a National Survey**

An anonymous electronic survey to assess the current status of neonatal abstinence syndrome management from prenatal counseling to post discharge follow-up care in the US. Published: HOSPITAL PEDIATRICS Vol. 3 No. 4 October 1, 2013 pp. 317 -323 (doi: 10.1542/hpeds.2012-0079)

2006 - 2009   **Principal Investigator, Cord Blood and Salivary Cortisol Levels in Extremely Low Birth Weight (ELBW) Infants with Early Neonatal Hypotension**

To determine if there is an association between early neonatal hypotension and free cortisol levels in extremely low birth weight (ELBW) infants in the first 72 hours of life. Secondarily to determine if there is an association between antenatal steroid (ANS) exposure, early neonatal hypotension and free cortisol levels in ELBW infants; and to examine the outcomes in infants with early hypotension and varying cortisol levels.

2005 - 2008   **Co-Investigator, NICHD Hypothermia and SUPPORT Trials**

Neonatal fellow co-investigator involved in enrolling patients and conducting the Hypothermia Trial (Randomized Controlled Trial of Induced Hypothermia for Hypoxic Ischemic Encephalopathy in Term Infants). Responsible for recruiting and enrolling patients into SUPPORT Trial (The Surfactant Positive Airway Pressure and Pulse Oximetry Trial in Extremely Low Birth Weight Infants) as well as executing the trial.

2002 - 2004   **Principal Investigator, BMI Utilization in the Diagnosis of Overweight Pediatric Population**
Three phase study to improve the diagnosis of pediatric obesity in the primary care setting through the use of BMI.

1996 - 1997   **Consulting Clinical Trials Coordinator**, South Florida Bioavailability Clinic

1991 - 1997   **Division Manager, Senior Assay Specialist, Senior Research Assistant, Therapeutic and Oncology Division,** Baxter Diagnostic International
Twelve (12) company patents across 3 product lines. Developed technique and protocol for the purification and stabilization of Digoxin antigen as used in the company's diagnostic assay. Enhanced the reproducibility of the company gentamicin and tobramycin assays. Assisted with reformulation of multiple drug/hormone assays. Lead Researcher for the reformulation of the company's CEA and PSA antigen/antibody assays. Last 2 years, supervised all research and reformulation of the therapeutic and oncology panels.

1988 - 1991   **Research Fellow**, D. Jackman, PhD, Pfeiffer University
Evaluated the role of cobalt in the reduction of carbon dioxide to oxygen for use in respirators and other oxygen recycling equipment.

1988 - 1991   **Research Assistant**, T. Echols, PhD, Pfeiffer University
Designed system to recycle toxic waste from newspaper printing using ozone.

Research Publications & Presentations

- K. Dawn Forbes and CL Waldon. Hot Topics in Neonatology 2021 Abstract and Poster Presentation: Neonatal Opioid Withdrawal: Are we treating the right symptoms?

- K. Dawn Forbes, R. Joseph Head, Riya Shah, Christina Waldon. Pediatric Academic Societies (PAS) 2019 Abstract and Poster Presentation: Casein Hydrolysate Feeding Decreases Days of Hospitalization and Morphine Use in Opiate-Exposed Infants When Breastmilk is Not Available.

- Mehta A, Forbes KD, Kuppala VS. 2013. Neonatal Abstinence Syndrome Management From Prenatal Counseling to Postdischarge Follow-up Care: Results of a National Survey. Hospital Pediatrics, 3(4):317-323. PMID: 24435188.

- Detmer MR, Forbes KD, Deloach D, Gossom R. The Effect of NICU Music Therapy on the Symptoms of Infants with Neonatal Abstinence Syndrome Published: Imagine Vol. 8(1), 2017, pp.54-58.

Research Grants

2022	**NIH SBIR Phase I Grant Pending**, "Innovative assessment app with algorithm-based treatment recommendations to standardize and improve care of infants with neonatal abstinence syndrome"
08/2018 - Present	**Research Grant**, Post Research Publications, Mead Johnson
2007 - 2008	**Sarniak Grant**, Children's Hospital of Michigan, Detroit, MI

Invited Speaker

2011 - Present	More than 350 hospital site training sessions/programs for OEI with MJ/RB
2021	HCC Education & Beyond, Conference speaker
2021	University of KY Substance Abuse for Foster Families, Symposium speaker
2019	Hot Topics in Neonatology, Symposium Speaker
2019	Alabama Chapter - American Academy of Pediatrics, Symposium Speaker
2019	Florida Chapter - American Academy of Pediatrics, Symposium Speaker
2014	Keynote Speaker - National Perinatal Association 35th Annual Conference
2014	Nursing Educational Core Competency Program, Kosair Children's Hospital
2014	Educational series for NAS, Mead Johnson
2013	1st Annual NAS Joint Conference, Louisville KY, Co-Director & Moderator
2012	HARPS 2nd Annual NAS Conference, Louisville KY, Program Director & Moderator
2012	AWOHNN, 6th Annual Maternal Child Conference, Louisville, KY
2012	Kentucky Perinatal Association 2012 Annual Conference
2011	HARPS 1st Annual NAS Conference, Louisville KY, Program Director & Moderator
2009	Louisville Cardiovascular and Pulmonary Summit, Louisville, KY
2008	Sarniak Grant presentations, Detroit, MI
2002	Southern Society of Physicians Conference, New Orleans, LA

Professional Societies

American Society of Addiction Medicine
Association American Academy of Pediatrics
AAP Section on Perinatal Medicine
Kentucky Perinatal Association
Kentucky Medical Association

Licensure & Certification

2018 - Present	Buprenorphine
2008 - Present	State of Kentucky Board of Medicine License
2008 - Present	State of Indiana Board of Medicine License
2007 - 2010	State of Michigan Board of Medicine License
2007 - 2010	State of Michigan Controlled Substance License
2007 - Present	Federal Controlled Substance License
2006 - 2011	Neonatal Resuscitation Program Instructor
2003 - Present	Neonatal Resuscitation Program Provider
2000 - 2006	Pediatric Advanced Life Support

Honors & Awards

2023	NASCEND-Healthcare Business Review-Top 10 Health Education Services Providers
2023	NASCEND- Canopy Top Social Impact Company
2021	Forbes Next 1000 Entrepreneurs to Watch 2021
2020	Health Care Heroes Innovator Award from Business First Louisville
2019	MediStar Leadership in Healthcare Award from Medical News. Nominee

Media Appearances

Sep 1, 2020 – Canopy Café Pod cast
"NASCEND improving outcomes for SEI"

Feb 19, 2020 – WLKY, Louisville, KY
"Doctors say more pregnant women using meth, long-term effect on babies unclear"

Jan 17, 2020 – WDRB, Louisville, KY
"Federal bill aims to help reduce childbirth-related deaths"

Jan 8, 2020 – Landmark Recovery Radio podcast
"NAS: The Beginning of A New Life"

Oct 13, 2018 – BBC News World Service
The Documentary: "Everyday Americans: Meet the Opioid 'Demon'"

July 25, 2017 – WLKY, Louisville, KY
"State of Addiction: Music therapy helps opioid-addicted babies"

May 17, 2016 – WAVE, Louisville, KY
"A Mother's Last Hope: Program offers help to heroin epidemic's youngest victims"

June 25, 2015 – Louisville Courier-Journal
"Drug-dependent baby numbers up in KY"